United States
Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For April 13, 2006
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑   Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 1.01. Entry into a Material Definitive Agreement.
     On April 13, 2006, Sify Limited (“Sify”) entered into an Addendum to the Shareholders’ Agreement (the “Addendum”) with Infinity Satcom Universal (P) Limited and Sify Communications Limited, a wholly owned subsidiary of Sify.
Item 9.01. Financial Statements and Exhibits.
(c) Exhibits.
99.1	Addendum dated April 13, 2006 to the Shareholders’ Agreement, dated December 20, 2005, by and among Sify Limited, Infinity Satcom Universal (P) Limited and Sify Communications Limited.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2006

SIFY LIMITED
By:	/s/ Durgesh Mehta
	Name:	Durgesh Mehta
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1	Addendum dated April 13, 2006 to the Shareholders’ Agreement, dated December 20, 2005, by and among Sify Limited, Infinity Satcom Universal (P) Limited and Sify Communications Limited.